First American Funds, Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

October 25, 2004

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W
Judiciary Plaza
Washington, DC 20549

Re:	First American Funds, Inc.
Application for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A
SEC File Nos. 2-74747 and 811-03313

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, First American Funds, Inc. (the “Company”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 48 to its Registration Statement on Form N-1A, filed with the SEC pursuant to Rule 485(a)(2) on July 30, 2004 (“Post-Effective Amendment No. 48”), effective immediately. A subsequent filing was made pursuant to Rule 485(a)(2) on August 11, 2004, making the filing of Post-Effective Amendment No. 48 unnecessary.

        Please direct any questions with respect to this letter to Kathleen Prudhomme of Dorsey & Whitney LLP at (612) 343-7973

Very truly yours,

/s/ Jeffery Wilson
Jeffery Wilson, Vice President
First American Funds, Inc.